UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69803

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Incenter Securities Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

489 Fifth Avenue, 26th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Harrison	646-810-8576	pharrison@incenterms.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen, LLP
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway, Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Harrison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Incenter Securities Group, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

SWETA B PATEL
Commission # 2341983
Notary Public, State of New Jersey
My Commission Expires
March 21, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Incenter Securities Group LLC

Financial Statements

As of December 31, 2022 and 2021



Incenter Securities Group LLC





CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Incenter Securities Group LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Incenter Securities Group LLC as of December 31, 2022, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Incenter Securities Group LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Incenter Securities Group LLC's management. Our responsibility is to express an opinion on Incenter Securities Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Themis Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen

CliftonLarsonAllen LLP

We have served as Incenter Securities Group LLC's auditors since 2022.

Livingston, New Jersey
February 27, 2023



Incenter Securities Group LLC

Financial Statements

Incenter Securities Group LLC
Statements of Cash Flows
(Confidential per Rule 17a-5(e)(3))
(Dollars in thousands)



		December 31,		
		2022		**2021**
Assets				
Cash and cash equivalents	$	**7,322**	$	3,133
Securities owned, at fair value ($0 and $9,601, respectively, pledged as collateral)		**—**		12,960
Receivable from clearing organization		**—**		2,038
Interest receivable		**—**		189
Fixed assets and leasehold improvements, net		**—**		—
Right-of-use asset, net		**5**		62
Receivable from affiliate		**—**		23
Prepaid expenses and deposits		**37**		59
Total assets	$	**7,364**	$	18,464
Liabilities and member's equity				
Securities sold under agreements to repurchase	$	**—**	$	9,601
Accounts payable, accrued expenses and other liabilities		**681**		1,066
Due to affiliate		**141**		139
Lease liability		**10**		129
Total liabilities		**832**		10,935
Member's equity		**6,532**		7,529
Total liabilities and member's equity	$	**7,364**	$	18,464

The accompanying notes are an integral part of these financial statements.



Incenter Securities Group LLC

Notes to Financial Statements


1.   Organization and Description of Business

Commencing operations on February 17, 2017, Incenter Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Incenter LLC ("Incenter" or "Parent"). Incenter is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Finance of America Equity Capital LLC ("FoAEC"). FoAEC is a Delaware Limited Liability Company. The Company operates under the exemption provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) proprietary trading; (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a fixed income securities broker-dealer, which comprises several classes of services, including principal transactions, transaction underwriting, and agency transactions. The Company's current business model focuses on transaction underwriting and regular-way trading of proprietary securities, and thus, some disclosures may not apply for current year's results.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions.

At times, such cash balances and investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Deposit amounts at each institution are insured by the FDIC up to certain limits. At December 31, 2022 and 2021, the Company had approximately $7,285 thousand and $3,133 thousand, respectively, on deposit with Texas Capital Bank, N.A. of which $7,035 thousand and $2,883 thousand, respectively, was in

excess of FDIC insured limits. At December 31, 2022 and 2021, the Company had approximately $37 thousand and $0 thousand, respectively, on deposit with US Bank, N.A. in its custody account.


Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* ("ASC 820"). Unrealized gains or losses on these securities and derivative positions are recognized currently in the Statements of Operations as gain (loss) on principal transactions.

Fixed Assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the shorter of term of lease or estimated useful lives of the related assets, which range from three to five years. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Securities Purchased Under Agreements to Resell

The Company purchases securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, the Company sells securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at fair value. To mitigate credit exposure, the Company receives collateral with a fair value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. There were no securities purchased under agreements to resell as of December 31, 2022 and 2021.

Receivable from Clearing Organization

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully disclosed basis. Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions along with contractual deposits, are recorded in receivables from clearing organization on the Company's Statements of Financial Condition.

Securities Sold Under Agreements to Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase)


the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Securities sold under agreement to repurchase are recorded at face amount, less any discount or plus any premium. In accordance with FASB ASC 860-10-40, repurchase to maturity transactions should be accounted for as secured borrowings.

The collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Leases

ASC Topic 842, *Leases*, requires lessees to recognize a right-of use asset and lease liability on the Statements of Financial Condition.

The standard provides for a set of practical expedients, which have been elected by the Company, and include, among other items, an exemption from having to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the short-term lease recognition exemption for all leases that qualify. Under this practical expedient, for those leases that qualify, the Company does not recognize a right-of-use asset or lease liability, which includes not recognizing right-of-use assets or lease liabilities for existing short-term leases. The Company also elected the practical expedient to not separate lease and non-lease components for all leases.

Income received for subleases that are treated as operating leases and where the Company has retained the primary obligations of the head lease are recognized on a straight-line basis.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by an ultimate parent. No income taxes are allocated to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter or the ultimate parent, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or the ultimate parent.


Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

3.   Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non monetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2022 and 2021, the Company had net capital under the alternative method of approximately $6,495 thousand and $6,669 thousand, respectively, which was approximately $6,245 thousand and $6,419 thousand in excess of its minimum required net capital, respectively.

Additionally, the Company also claims the exemption provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) proprietary trading; (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

4.   Fair Value

ASC 820, *Fair Value Measurement* ("ASC 820")*,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e.,

observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 established a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Following is a description of the three levels:


Level 1   Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2   Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3   Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in that fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value Measurements

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Investment securities:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities are composed of two main categories consisting of agency mortgage pass-through pool securities, and collateralized mortgage obligations. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security.

Collateralized mortgage obligations are valued using quoted market prices and trade data, if available for identical or comparable securities. Agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.


Derivative instruments:

Listed Derivative Contracts. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over the counter ("OTC") derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

Other Derivative Contracts. The Company also enters into certain other derivative financial instruments, such as TBA securities. These instruments are similar in form to the Company's investment securities and TBA securities are generally valued using quoted market prices or readily observable trade data. TBAs are generally categorized in Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 8 - Financial Instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities as of December 31, 2022 and 2021. Fair value is the same as carrying value. All other assets and liabilities approximate fair value. As a result, there were no transfers between valuation levels during the years ended December 31, 2022 and 2021.

	December 31, 2022			
	Total Fair Value	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				$ —
U.S. agency securities	$ —		$ —	
Total assets	$ —	$ —	$ —	$ —

	December 31, 2021			
	Total Fair Value	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				$ —
U.S. agency securities	$ 12,960		$ 12,960	
Total assets	$ 12,960	$ —	$ 12,960	$ —

5.   Clearing Arrangement

The Company maintained a clearing relationship on a fully-disclosed basis with Bank of America Merrill Lynch (BAML).

The Company terminated the clearing relationship on a fully-disclosed basis with BAML on February 3, 2022. The Company and BAML agreed there would not be a termination fee associated with the election to terminate the agreement. The Company still plans to file an exemption report in 2023.


6.   Receivable from Clearing Organization

Amounts receivable from clearing organization consist of deposits with clearing organization in the amounts of $0 thousand and $2,038 thousand as of December 31, 2022 and 2021, respectively.

Deposits with clearing organization represent contractual amounts the Company is required to deposit with its clearing agent and are not accessible until termination of our agreement.

Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded in receivables from clearing organization on the Company's Statements of Financial Condition and they total $0 at December 31, 2022 and 2021, respectively.

7.   Custodial Arrangement

The Company maintains a custodial relationship with U.S. Bank National Association (U.S. Bank). The services include, but are not limited to the following:

- ▪ The settlement and safekeeping of marketable securities and cash
- ▪ Collection of income
- ▪ Processing of corporate actions
- ▪ Pricing of securities positions
- ▪ Recordkeeping and reporting services

Although the Company does not have any intention at this point to terminate the custodial agreement with U.S. Bank prior to the expiration date, the Company and U.S. Bank agreed there would not be a termination fee associated with either party electing to terminate the agreement.

8.   Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for TBA instruments is derived from quoted market prices for the same or similar instruments. Factors taken into consideration in estimating the fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and TBAs. The Company does not apply hedge accounting as defined by FASB ASC 815, *Derivatives and Hedging*, therefore all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the Statements of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.


Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures, forward contracts, TBAs and when-issued securities provide for the delayed delivery of the underlying financial instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the Statements of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9.   Securities Financing

As of December 31, 2022, there were no securities sold under repurchase agreements. As of December 31, 2021, the Company had securities sold under repurchase agreements on the Company's Statements of Financial Condition. The following table represents the gross liability for securities sold under repurchase agreements and securities loaned disaggregated by the class of collateral pledged and by remaining contractual maturity of the agreements as of December 31, 2022 and 2021 (in thousands).


		December 31, 2022							
	Total		**Overnight**		**Up to 30 days**		**30-90 Days**		**Greater than 90 days**
Repurchase agreement transactions									
U.S. government agency mortgage-backed obligations	$	—	$	—	$	—	$	—	$	—
Total	$	—	$	—	$	—	$	—	$	—

		December 31, 2021							
	Total		**Overnight**		**Up to 30 days**		**30-90 Days**		**Greater than 90 days**
Repurchase agreement transactions									
U.S. government agency mortgage-backed obligations	$	9,601	$	—	$	9,601	$	—	$	—
Total	$	9,601	$	—	$	9,601	$	—	$	—

Note that the collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

10.   Leases

The Company has a single operating lease agreement under which it is the lessee. Specifically, this relates to one office building space rental that was determined to represent an operating lease. In addition, the Company has sub-let out this office space and accounted for the sublease as an operating lease.

The lease does contain optional renewal periods. Generally, the Company does not consider renewal periods to be reasonably certain of being exercised, as comparable locations could generally be identified within the same area for comparable lease rates.

The sublease had an initial term of one year. Prior to the end of the one-year term, the tenant had an option to renew or extend the contract to June 2022. During 2019, the tenant notified the Company of their intent to accept the option to renew. The sublease contract was further extended to December 2022.



The lease and sublease include fixed lease payments. In addition, the lease and sublease included lease payments which will increase at pre-determined dates based upon the rates documented in lease and sublease agreements. The lease payments include payments to the lessor based upon the lessor's property and casualty insurance costs, maintenance and property taxes assessed on the property as well as a portion of the common area maintenance ("CAM") associated with the property. The lease payments are separated from CAM charges.

As of December 31, 2022, no impairment indicators were identified regarding the right-of-use asset.

Supplemental information related to leases is as follows (in thousands):

Leases		For the year ended December 31,	
		2022	2021
Assets:			
Operating leases, net		$ 5	$ 62
Total leased assets		$ 5	$ 62
Liabilities:			
Operating leases		$ 10	$ 129
Total leased liabilities		$ 10	$ 129
Lease Term and Discount Rate:			
Weighted average remaining lease term (in years)		**0.1**	1.1
Weighted average discount rate		**5.0 %**	5.0 %

The Company conducts its operations in leased facilities. The future minimum rental commitments under non-cancelable real estate operating leases in effect at December 31, 2022 are as follows (in thousands):

Year Ending December 31,	Lease Commitments	Sublease Income	Net Lease Commitments
2023	10	—	10
2024	—	—	—
Total lease payments	$ 10	$ —	$ 10
Less: imputed interest	—		
Present value of lease liabilities	$ 10		

11.   Commitments and Contingencies

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business


practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry in general. As of December 31, 2022 and 2021, there were no known legal proceedings.

12.   Related Party Transactions

The Company is a wholly-owned subsidiary of Incenter and utilizes its parent's resources in the course of its business. Services such as payroll, accounts payable, accounting, compliance, legal and human resources are provided to the Company by Incenter and billed via an expense sharing agreement on a monthly basis.

The Company, as necessary, also reimburses its parent for expenses paid on its behalf. As of December 31, 2022 and 2021, the Company had a related party payable of $141 thousand and $139 thousand, respectively, due to Parent Company.

Revolving Facility

On March 22, 2018, the Company entered into a Revolving Credit Agreement with Finance of America Equity Capital ("FoAEC"), which had an original maturity date of April 1, 2019, and renews for successive 90 day periods unless either party gives notice to terminate the agreement. Under the terms of the Revolving Credit Agreement, the Company may borrow funds from FoAEC for an aggregate principal amount of up to $7,000 thousand. The Revolving Credit Agreement accrues interest at an annual interest rate of LIBOR + 350 basis points. As of December 31, 2022 and 2021, there were no borrowings outstanding under the Revolving Credit Agreement.

13.   Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2022 through February 27, 2023, the date these financial statements were issued.